FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2     Date of Material Change

November 17, 2014

Item 3     News Release

A news release was issued by the Company on November 17, 2014 and distributed through Marketwired and filed on SEDAR.

Item 4     Summary of Material Change

The Company announced that it is proceeding with a normal course issuer bid (the “Bid”) for up to 7,615,972 common shares of the Company (the “Common Shares”), representing approximately 10% of the total public float of the Common Shares. On November 12, 2014, the Company had a total of 81,245,724 Common Shares issued and outstanding out of which a total of 5,086,000 Common Shares are non-public shares held by directors and senior officers of the Company or held in escrow. The Company has received approval from the Toronto Stock Exchange (the “TSX”) to commence the Bid on November 19, 2014. Purchases under the Bid will be made on the TSX at the market price at the time of acquisition. Pursuant to TSX policies, daily purchases pursuant to the Bid will not exceed 149,025 Common Shares except where such purchases are made in accordance with “block purchases” exemptions under applicable TSX policies. The Bid will terminate on November 18, 2015 or earlier if the total number of Common Shares sought in the Bid have been purchased. The Common Shares purchased by the Company will be cancelled.

Item 5     Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it is proceeding with a normal course issuer bid for up to 7,615,972 common shares of the Company, representing approximately 10% of the total public float of the Common Shares. On November 12, 2014, the Company had a total of 81,245,724 Common Shares issued and outstanding out of which a total of 5,086,000 Common Shares are non-public shares held by directors and senior officers of the Company or held in escrow. The Company has received approval from the TSX to commence the Bid on November 19, 2014. Purchases under the Bid will be made on the TSX at the market price at the time of acquisition. Pursuant to TSX policies, daily purchases pursuant to the Bid will not exceed 149,025 Common Shares except where such purchases are made in accordance with “block purchases” exemptions under applicable TSX policies.

The Bid will terminate on November 18, 2015 or earlier if the total number of Common Shares sought in the Bid have been purchased. The Company reserves the right to terminate the Bid earlier if it feels it is appropriate to do so. The Company has not made any purchases of Common Shares during the past twelve months.

The Company believes that the market price of Common Shares at certain times may be attractive and that the repurchase of Common Shares at such market prices is an appropriate use of corporate funds.

All Common Shares will be purchased either on the open market through the facilities of the TSX or through other Canadian market places, and payment for the Common Shares will be in accordance with TSX policies. The price paid for the Common Shares will be the market price at the time of purchase. No purchases will be made other than by means of open market transactions during the term of the Bid. The Common Shares purchased by the Company will be cancelled. Purchases may be suspended by the Company at any time.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7     Omitted Information

Not applicable

Item 8     Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9     Date of Report

November 25, 2014